Exhibit 4

DIRECTORS AND OFFICERS OF CAMUTO CONSULTING INC.

The individuals identified below are the directors and executive officers of Camuto (other than Mr. Camuto). The following information is disclosed for each of the individuals listed below: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal employer of each individual identified below is Camuto Consulting Inc., having its principal executive offices located at 411 West Putnam Avenue, Greenwich, Connecticut 06830. Each individual identified below also has a principal address at 411 West Putnam Avenue, Greenwich, Connecticut 06830 and is a citizen of the United States.

To the knowledge of management of Camuto, during the last five years, no person identified below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Directors

Louise Camuto, Director and President of Marketing and Communications

Alex Del Cielo, Director and Chief Operating Officer

Other Officers

Jeffrey K. Howald, Chief Financial Officer